March 28, 2025

Huiyi Zheng
Chief Executive Officer
Platinum Analytics Cayman Limited
60 Anson Road, 17-01, Mapletree
Singapore 079914

       Re: Platinum Analytics Cayman Limited
           Draft Registration Statement on Form F-1
           Submitted January 24, 2025
           CIK No. 0002053033
Dear Huiyi Zheng:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Cover Page

1. Revise the registration cover page to include the name, address, and telephone number of the agent for service.
2. You disclose you will be a "controlled company" under Nasdaq rules upon the completion of this offering because Huiyi Zheng and Qihong Bao will hold more than
       50% of the voting power. Your Principal Shareholders table on page 67 appears to disclose Huiyi Zheng beneficially owns 33.54% your ordinary shares and Qihong Bao beneficially owns 9.95% of your ordinary shares, or 43.44% together. Please revise to reconcile this apparent discrepancy or advise.
 March 28, 2025
Page 2
About this Prospectus, page ii

3. In the second paragraph under the table of contents, we note your disclosure that "You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of Ordinary Shares are sold or otherwise disposed of on a later date." This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information.
4. In the fourth paragraph under the table of contents, we note your disclosure that representations, warranties and covenants that you have made in any agreement filed as an exhibit to the registration statement were made solely for the benefit of the parties and should not be relied upon as accurately representing your current state of affairs. Disclosure regarding an agreement's representations, warranties and covenants in a registration statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. If you continue to use these cautionary statements in your registration statement, please revise them to remove any implication that the agreements do not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under the federal securities laws and that might otherwise contradict the representations, warranties and covenants contained in the agreements and will update such disclosure as required by federal securities laws.
Other Pertinent Information, page iii

5. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
Corporate Structure, page 1

6.     You refer to the section "Our History and Structure" for more details on your
       corporate history. We were unable to locate a section entitled "Our History and
       Structure." Please revise your disclosure accordingly. Additionally, please include all significant subsidiaries in your organizational chart and identify the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entities in which the
company   s
       operations are conducted.
 March 28, 2025
Page 3
Prospectus Summary, page 1

7. We note your statements that you have not independently verified industry and market data obtained from various third-party sources and that the accuracy and completeness of the information are not guaranteed. Please remove such disclosure or include a sentence expressly confirming that you are responsible for all disclosures in the registration statement.
8. Please provide more specific disclosure with regard to why you believe that your products provide you with an advantage versus your competitors. For example, explain how your "fully integrated suite" is "agile in integrating cutting-edge AI technologies or customizing solutions to meet the specific demands of high-growth markets in Asia." In addition, please provide support for you claim regarding your status as "a trailblazer in leveraging advanced AI technologies for foreign exchange
       (FX) trading and analytics."
Risk Factors
Our lack of effective internal controls over financial reporting..., page 11

9. On page 46, you disclose the audits of your financial statements for the years ended
       September 30, 2023 and 2024 identified three "material weaknesses" in your internal control over financial reporting. Please revise this risk factor to include a discussion of these identified "material weaknesses."
Contractual Obligations, page 44

10. We refer to your disclosure relating to your "lease agreements for several offices."
       Please revise to file each material lease agreement as exhibits or tell us why you believe each of the leases is not material. Refer to Item 601(b)(10) of Regulation
       S-K.
Business, page 53

11. On page F-16, you disclose that you depend on a small number of suppliers. Please revise here or in your MD&A section to identify suppliers who accounted for 10% or more of your purchases for the fiscal year ended September 30, 2024 and disclose the material terms of any material agreements with these suppliers. Additionally, please file these agreements as exhibits. Lastly, please revise to discuss your dependence on a limited number of suppliers in your MD&A and add a risk factor discussing material risks related to your dependence on a limited number of suppliers. See Items 3.D, 4.B and 5 of Form 20-F and Item 601(b)(10) of Regulation S-K.
12. We note that you are able to offer "highly customized, AI-driven solutions" and that you are "pioneering AI-driven trading and analytics solutions." Please disclose whether the algorithms used in your products and services are proprietary or open-
       source and clarify the operational status of these products. Additionally, please add risk factors discussing any material risks resulting from your use of AI technologies.
Our Customers, page 57

13. You disclose that your top two customers for the fiscal year ended September 30,
       2024 accounted for 75.9% and 23.2% of your revenue, respectively. Please revise to
 March 28, 2025
Page 4

       identify these customers and disclose the material terms of any material agreements with these customers. Additionally, please file these agreements as exhibits. Lastly, please revise to discuss your dependence on a limited number of customers in your
       MD&A and add a risk factor discussing material risks related to your dependence on a limited number of customers. See Items 3.D, 4.B and 5 of Form 20-F and Item
       601(b)(10) of Regulation S-K.
Management, page 65

14.    Please revise to identify your chief financial officer.
Employment Agreements, page 66

15. Please file the employment agreements and indemnification agreements with each of your directors and executive officers.
Related Party Transactions, page 68

16. We note that you have amounts due from related parties, including an entity controlled by your Chief Executive Officer, as of September 30, 2024. Exchange Act
       Section 13(k)(1) of the Exchange Act prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. Please disclose the business purpose of the loan and tell us whether you believe the amounts due from this entity implicate the prohibition in
Section 13(k).
NOTE 12 - SUBSEQUENT EVENTS, page F-25

17. Please revise to disclose the date through which you evaluated subsequent events.
       Refer to ASC 855-10-50-1(a).
General

18. We note that you disposed of your Hong Kong and Mainland China subsidiaries on
       January 10, 2025 and are currently headquartered in Singapore. Please revise to clarify the nature of your current business operations in China. In this regard, please revise to clarify:

             whether you currently generate any revenue from customers in Hong Kong or
           China, and if so, quantify the amount of revenue;
             whether any of your officers or directors reside in, or are citizens of, Hong Kong or China; and
             whether you have any other business operations in Hong Kong or China, such as assets located in Hong Kong or China or agreements with Hong Kong or China-
           based suppliers.
19. We note that you did not identify an underwriter in this initial draft registration statement submission. Please identify an underwriter in your next submission or filing.
20. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance
 March 28, 2025
Page 5

      on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        Please contact Amanda Kim at 202-551-3241 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Andrei Sirabionian